UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

System1, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

87200P109
(CUSIP Number)

Michael L. Gravelle
c/o Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134
(702) 323-7330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Trasimene Trebia, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 87200P109	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Trasimene Trebia, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
53,360(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
53,360(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,360(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 5.

CUSIP No. 87200P109	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
William P. Foley, II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,928,752(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,928,752(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,928,752(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See Item 5.

This Amendment No. 4 (“Amendment No. 4”) amends the statement on Schedule 13D originally filed by Trasimene Trebia, LP, Trasimene Trebia, LLC and William P. Foley, II on February 7, 2021, and amended on April 20, 2022 (“Amendment No. 1”), June 8, 2022 (“Amendment No. 2”) and August 18, 2022 (“Amendment No. 3” and together with Amendment No. 1 and Amendment No. 2 and as amended thereafter from time to time, the “Schedule 13D”), and relates to the Class A common stock, par value $0.0001 per share (“Class A common stock”), of System1, Inc. (the “Issuer” or the “Company”). Unless otherwise indicated, each defined term used but not defined in this Amendment No. 4 shall have the meaning assigned to such term in the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. This Amendment No. 4 is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On March 13, 2023, Trasimene distributed 1,722,235 shares of Class A common stock to Cannae Holdings, LLC, which distribution was made on a pro-rata basis for no additional consideration in accordance with Trasimene’s limited partnership agreement. As a result of the distribution, as of March 13, 2023, the Reporting Persons ceased to beneficially own more than five percent of the Class A common stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 4 are incorporated by reference in this Item 5. The percentages provided below are based on 91,455,946 shares of Class A common stock outstanding as of November 4, 2022, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on November 14, 2022.

(a) and (b) Mr. Foley beneficially owned an aggregate of 3,928,752 shares of Class A common stock (comprised of 53,360 shares of Class A Common Stock directly held by Trasimene GP, 3,870,592 shares of Class A Common Stock directly held by Mr. Foley and 4,800 restricted stock units directly held by Mr. Foley), which represents an aggregate 4.3% of the outstanding Class A common stock. None of the Reporting Persons beneficially own any of the 21,747,000 shares of Class C common stock, par value $0.0001 per share, of the Issuer (the “Class C common stock”) outstanding as of September 30, 2022 (such outstanding shares based on information provided by the Issuer in its Form 10-Q filed with the SEC on November 14, 2022). Holders of Class A common stock and Class C common stock are entitled to cast one vote per share of Class A common stock or Class C common stock on each matter submitted to the Issuer’s common stockholders. Accordingly, the shares of Class A common stock beneficially owned by Mr. Foley had a total voting power of approximately 3.5%.

(c) Other than as disclosed in this Amendment No. 4, none of the Reporting Persons effected transactions in the Class A common stock during the past 60 days.

(d) Not applicable.

(e) On March 13, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Class A common stock. Accordingly, this Amendment No. 4 is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2023	TRASIMENE TREBIA, LP

	By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	General Counsel and Corporate Secretary

TRASIMENE TREBIA, LLC

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Corporate Secretary

WILLIAM P. FOLEY, II

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Attorney-in-Fact for William P. Foley, II